SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Reis, Inc.

(f/k/a Wellsford Real Properties, Inc.)

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

75936P 105

(CUSIP Number)

Lloyd Lynford

c/o Reis Services, LLC

530 Fifth Avenue

New York, NY 10036

(212) 921-1122

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 12, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Lloyd Lynford
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 772,852 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 624,358 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,852 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 75936P 105	13D	Page 3 of 6

This statement constitutes Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Lloyd Lynford (the “Reporting Person”) in connection with the ownership of Common Stock, par value $0.02 per share (the “Common Stock”), of Reis, Inc. (formerly Wellsford Real Properties, Inc.), a Maryland corporation (the “Company”), with its principal executive offices at 530 Fifth Avenue, New York, NY 10036.

In accordance with Exchange Act Rule 13d-2, this Amendment No. 1 amends and supplements only information that has materially changed since the June 8, 2007 filing by the Reporting Person of the Schedule 13D (the “Schedule 13D”). To the best knowledge of the Reporting Person, there has been no material change in the information set forth in response to Items 1, 2 and 3 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 1. Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects. Unless otherwise defined herein, capitalized terms herein shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 12, 2007, for estate planning purposes, the Reporting Person transferred by gift 300,000 shares of Common Stock (the “Gifted Shares”) to the Lloyd Lynford 2007 Grantor Retained Annuity Trust (the “GRAT”), an irrevocable trust whose trustee is Leslye A. Lynford, the sister of the Reporting Person. The GRAT has a three year term whereby at the end of each one year period during the term, the Reporting Person will receive from the GRAT a distribution of cash and/or shares of Common Stock equal to approximately one-third of the value of the Gifted Shares on the date they were transferred to the GRAT. At the end of the three year term, the remaining corpus of the GRAT, if any, will be distributed to trusts whose beneficiaries will be the children of the Reporting Person. During the term of the GRAT, Ms. Leslye A. Lynford, the trustee, retains sole voting power and sole dispositive power with respect to any shares of Common Stock held by the GRAT.

Pursuant to the terms of the Lock-Up Agreement between the Reporting Person, Jonathan Garfield and the Company, dated May 30, 2007 (the “Lock-Up Agreement”), the GRAT entered into a Joinder Agreement with the Company, dated November 12, 2007 (the “Joinder Agreement”), binding the GRAT to the terms of the Lock-Up Agreement. The Lock-Up Agreement prohibits, among other things, sales of shares of Common Stock without the consent of the Company during a nine month period beginning on May 30, 2007.

A copy of the Lock-Up Agreement was filed as Exhibit 2 to the Reporting Person’s Schedule 13D filed on June 8, 2007, and a copy of the Joinder Agreement is filed as Exhibit 1 to this Amendment No. 1 to Schedule 13D. The descriptions of the Lock-Up Agreement and the Joinder Agreement set forth in this Schedule 13D are qualified in their entirety by reference to the full text of the respective transaction documents.

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No consideration was paid by or to the Reporting Person for the transfer of the Gifted Shares to the GRAT or for the GRAT becoming a party to the Lock-Up Agreement.

Except as set forth on this Schedule 13D, the Reporting Person has no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4 of Schedule 13D. The Reporting Person has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13(d). However, the Reporting Person reserves the right to adopt such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) and (b) Based on the 10,984,517 shares of Common Stock of the Company outstanding as of November 12, 2007 (as set forth in the Company’s Quarterly Report on Form 10-Q filed on November 14, 2007), the Reporting Person is the beneficial owner of 772,852 shares of Common Stock (the “Reported Shares”), representing 7.0% of the issued and outstanding Common Stock of the Company. The Reported Shares exclude the 300,000 shares of Common Stock held by the GRAT with respect to which the Reporting Person has no voting or dispositive power.

The Reporting Person has the sole power to vote or direct the vote of 772,852 Reported Shares and the sole power to dispose or direct the disposition of 624,358 Reported Shares (see section (d) below).

(c)       Except as described herein, the Reporting Person has not effected any transactions in the Reported Shares during the past sixty days.

(d)       Of the 772,852 Reported Shares beneficially owned by the Reporting Person as a result of the merger consummated on May 30, 2007 (the “Merger”) between the Company and Reis, Inc., a Delaware corporation (“Old Reis”), 148,494 Reported Shares are currently being held in escrow and are subject to forfeiture during the two-year period following the Merger to satisfy any claims in the event of Old Reis' breach of its representations, warranties and covenants in the Merger Agreement. With respect to the 624,358 Reported Shares not held in escrow, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Reported Shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

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The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Material to be Filed as Exhibits
1.	Joinder Agreement, dated November 12, 2007, by and among the Jonathan Garfield 2007 Grantor Retained Annuity Trust, the Lloyd Lynford 2007 Grantor Retained Annuity Trust and Reis, Inc.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

/s/ Lloyd Lynford
Lloyd Lynford

Dated: November 20, 2007